                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            PONDEROSA PARTNERS, INC.
             (Exact name of registrant as specified in its charter)

              NEVADA                                    95-4728285
              ------                                    ----------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

333 Washington Blvd., Marina Del Rey, California                         90292
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                 (Zip Code)

                                  310.449.0206
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of Each Exchange on which
         to be so registered:                    each class is to be registered:
         --------------------                    -------------------------------

                None                                          None
                ----                                          ----

Securities to be registered under Section 12(g) of the Act:

         Common Stock, par value $.
         --------------------------
         (Title of Class)
                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of __
                      Exhibit Index is specified on Page 9

ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

Development of the Company. We were incorporated under the laws of the State of Nevada on February 27, 1997. We plan to build an Internet web portal designed for facilitating e-commerce by selling excess inventory products. With that in mind, we acquired the exclusive proprietary rights to a new Internet domain site called DumpItQuick.com. Our mailing address is 333 Washington Blvd., Marina Del Rey, CA., 90292, which is the office address of our Chief Executive Officer and President, Scott Fite. Our telephone number is (310) 449-0206. The Company pays no rent or other fees for the use of this mailing address.

Our initial capitalization was approximately $1,000 in expense reimbursement for incorporation and development costs and $10,000 for services rendered. As of December 31, 1998, we had assets of $11,000, no liabilities. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations and owns no real estate.

Growth of the Internet and Online Commerce. The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Internet users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Internet commerce is expected to continue to grow rapidly. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

The exchange of goods between individuals--person-to-person trading-- has traditionally been conducted through trading forums such as classified advertisements, collectible shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient, making person-to-person trading difficult for buyers and sellers. Their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited to searching through local classified ads or to traveling to numerous geographically-dispersed flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of setting prices for sales and purchases. Despite these inefficiencies, the Company believes that the market for traditional person-to-person trading in the U.S. through auctions and classified ads exceeded $50 billion in goods sold in 1997.

The Internet offers, for the first time, the opportunity to create a global marketplace that overcomes the inefficiencies associated with traditional person-to-person trading while offering the benefits of Internet-based commerce to the person-to-person trading market. An Internet-based, centralized trading place facilitates buyers' and sellers' meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the Internet, this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling interaction between individuals with mutual interests. We believe that there is a significant market opportunity for an Internet-based, centralized trading place that applies the unique attributes of the Internet to facilitate person-to-person trading.

Our Competition. Many businesses are already using the Internet to sell their excess inventory. Most of these websites are specialized. For example, PartsNet.com provides a website for buyers and sellers of automobile parts. Solumed.com offers an Internet-based advertising service to facilitate the sale of used, refurbished, or excess medical inventory and equipment. Allcorp.com is a website dedicated to the sale of excess electronic inventory. Other websites provide more general excess inventory services. TradeOut.com is an independent business-to-business Internet exchange for companies seeking to buy and sell excess inventory and idle assets. TheCloseOutCorner.com also provides a market for large lots of excess inventory in a wide range of industries.

Employees. We do not have any employees. We expect to use consultants, attorneys and accountants as necessary, until it is necessary to hire paid employees.

REPORTS TO SECURITY HOLDERS. We are not a reporting company, but will become one 60 days after this Registration Statement is filed. We will then be required to file quarterly, annual, and other reports, including financial statements, with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Plan of Operation

Except for historical matters, our plan of operation contains "forward-looking statements" based on our current expectations. "Forward-looking statements" can be identified by the use of forward-looking terminology such as "believes", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should". Such statements are subject to certain risks, uncertainties and assumptions. We can give no assurance that the future results anticipated by the forward-looking statements will be achieved.

LIQUIDITY AND CAPITAL RESOURCES. We are currently in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of approximately $1,000 of expense reimbursement for incorporation and development costs and $10,000 for services rendered. Consequently, our balance sheet for the period ending December 31, 1998, reflects both a current asset and a total asset value of $11,000.

RESULTS OF OPERATIONS. To further development of our Internet web portal, we have acquired the exclusive proprietary rights to the domain name DumpItQuick.com, a website that will be designed for facilitating e-commerce by selling excess inventory products. Our ongoing operations consist of additional organizational activities, acquisition of capital and development of our website. We have not yet generated any revenues and do not anticipate generating any revenues in the near future. For the current fiscal year, we anticipate incurring a loss as a result of organizational, legal and accounting expenses.

NEED FOR ADDITIONAL FINANCING. We have an agreement with Hat Trick, Inc., a principal shareholder, to provide limited funding daily operations. We believe that our existing capital will be sufficient to meet our current cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. We anticipate compensating some of our consultants for services related to the development of our ecommerce website by issuing stock to them.

IMPACT OF THE YEAR 2000. The Year 2000 (commonly referred to as "Y2K") issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. While companies and governments in the United States spent an estimated $150 billion to $225 billion repairing the problem, countries like Russia and China, which spent relatively minor amounts, seemed to clear the New Year's Day hurdle with equal success. Major news media in the United States are reporting that, after years of work and billions of dollars spent repairing the Year 2000 computer glitch, the technological tranquility of New Year's Day has raised a new concern that the United States overreacted to this problem. While it is still too soon to state positively that the Y2K transition has passed without mishap, we believe that Y2K issues will not have a material adverse affect on our business.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company currently does not have any fixed assets or real property, nor does it have any cash or cash equivalents (we define "cash equivalents" as all highly liquid investments with a maturity of 3 months or less when purchased.) We do not presently own any inventory or equipment.

We do not currently maintain an office or any other facilities and do not anticipate the need for maintaining office facilities at any time in the foreseeable future in order to carry out our plan of operations. We currently maintain a mailing address (which is a mailing address shared by its C.E.O. and President), at 333 Washington Blvd., Marina del Rey, CA., 90292, which is also the office address of our C.E.O. and President. We do not pay rent or other fees for the use of this mailing address. Our telephone number is (310) 449-0206.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------

                                  Number of  Shares       %of Shares    Title of
Name                             Owned Beneficially        Owned         Class
------------------------------   ------------------      ---------    ----------
Hat Trick, Inc.                       6,700,000             60.91       Common
Stephen W. Cooper                     1,000,000              9.09       Common
Brian Lewis                           1,000,000              9.09       Common
Eagle Point Partners, Inc.              500,000              4.55       Common
                                     ----------            -------
Total                                 9,200,000             83.64%
                                     ----------            --------

Scott Fite is an Officer and Director of Hat Trick, Inc., Eagle Point Partners, Inc., and Ponderosa Partners, Inc. Stephen W. Cooper is an Officer and Director of Ponderosa Partners, Inc.

CHANGES IN CONTROL. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------

         The directors and principal executive officers of the Company are as specified on the following table:



       Name             Age                      Position
--------------------  ------     -----------------------------------------------
Scott V. Fite           29       President, Chief Executive Officer and Director
--------------------  ------     -----------------------------------------------
Stephen W. Cooper       28       Secretary, Treasurer and a Director
--------------------  ------     -----------------------------------------------

SCOTT V. FITE received a Bachelor's Degree in Business and Finance from the University of Arizona in 1995. From September 1996 to the present he has been the President and Chief Financial Officer of Wall Street Partners, Inc. He is the Chief Executive Officer and a director of Hat Trick, Inc. and is also a director of Eagle Point Partners, Inc. He currently resides at 17 Jib Street, Marina Del Rey, California.

STEPHEN W. COOPER received a Bachelor's Degree in Finance from California State University and Northridge in 1994. He is currently attending Loyola Law School. From September 1990 through August 1994 he was Supervisor of Operations for Western Federal Credit Union. From September 1994 through July 1997 he was a production manager for Gunther Lane Glass, Inc. He currently resides at 3730 Inglewood Avenue, Los Angeles, California.

There is no family relationship between any of the officers or directors of the Company. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any officer or director of the Company from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with the Company so enjoined.

ITEM 6. EXECUTIVE COMPENSATION - REMUNERATION OF DIRECTORS AND OFFICERS.
------------------------------------------------------------------------

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.


Name of individual or      Capacities in which                   Aggregate
Identity of Group        remuneration was received              remuneration
-----------------------  ------------------------------------- -----------------
None                             None                               None

There was no compensation paid to any executive officer of the Company during the Company's last completed fiscal year. As of December 15, 1999, no compensation has been paid or accrued to any of the officers or directors of the Company.

Item  7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

We issued our Officers, Directors and other entities a total of 11,000,000 shares of $0.001 par value common stock.

On or about March 11, 1997, Theodore T. Herman transferred a portion of his common shares to various entities, transferring a total of 50,000 shares to 38 new shareholders. On or about November 15, 1997, Mr. Herman transferred the remaining 500,000 shares of his common stock to Eagle Point Partners, Inc., a Nevada corporation. The shares which were transferred by gift are considered restricted securities in the hands of the donees, subject to Rule 144.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company maintains a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. We do not anticipate acquiring additional office space in the near future.

TRANSACTIONS WITH PROMOTERS. Steven W. Cooper received 1,000,000 shares of our common stock as "founder's stock" on February 27, 1997 for his management and organizational services provided to the Company. Scott Fite received 1,000,000 shares of our common stock on February 27, 1997 as consideration for providing incorporation and development costs to the Company and received an additional 700,000 shares of our common stock as consideration for management consulting services provided to the Company.

ITEM  8. LEGAL PROCEEDINGS
--------------------------

There are no legal actions pending against the Company nor are any such legal actions contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM  9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------------

The right and the opportunity to transfer shares of the Company's common stock will be very limited. Therefore, a public market for the common shares does not exist and will not develop. As a consequence, assuming a shareholder could properly transfer his or her shares of the Company's common stock, there is no assurance that he or she could find a buyer for those shares of the Company's common stock.

There have been no cash dividends declared on the Company's common stock since the Company's inception. Dividends are declared at the sole discretion of the Company's Board of Directors.

PENNY STOCK REGULATION. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00

(other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM  10. RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following: Since February 27, 1997 (the date of the Company's formation), the Company has sold no Common Stock other than its initial issue.

ITEM  11.  DESCRIPTION OF SECURITIES
------------------------------------

Common Stock. The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

REPORTS TO STOCKHOLDERS. When this Registration Statement becomes effective, the Company will be a "reporting company" and will furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. Additionally, the Company will be required to file quarterly and annual reports with the Securities and Exchange Commission and may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate.

ITEM  12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
---------------------------------------------------

Our Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

We may enter into indemnification agreements with each of our executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

ITEM 13. FINANCIAL STATEMENTS.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement on Form 10-SB (see Item 15 below).

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
--------------------------------------------------------------------------------

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------

(a) Index to Financial Statements.                                          Page
----------------------------------                                          ----

Consolidated Balance Sheet for the year ended December 31, 1999              F-2

Consolidated Statements of Operations for the year ended
December 31, 1999 and for the period from inception to
December 31, 1999                                                            F-3

Statement of Stockholders' Equity for the period from inception
to December 31, 1999                                                         F-4

Consolidated Statements of Cash Flows for the year ended
December 31, 1999 and 1998 and for the period from inception
to December 31, 1999                                                         F-5

Notes to the Consolidated Financial Statements                               F-6

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders of Ponderosa Partners, Inc.

I have audited the accompanying balance sheet of Ponderosa Partners, Inc. (a Nevada corporation in the development stage) as of December 31, 1999, and the related statements of operations and accumulated deficit, stockholders' equity, and cash flows for the year then ended, and for the period from Inception February 27, 1997 to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ponderosa Partners, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, and for the period from Inception February 27, 1997 to December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Harold Spector


Pasadena, California
January 25, 2000

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                December 31, 1999



                                     ASSETS

Current Assets                                                         $      0
                                                                       ---------

Fixed Assets                                                                  0
                                                                       ---------

Other Assets
  Organizational Costs, net of accumulated
   amortization of $6,233 (Note 3)                                        4,767
  Website (Note 4)                                                       10,000
                                                                       ---------

  Total Other Assets                                                     14,767
                                                                       ---------

   TOTAL ASSETS                                                        $ 14,767
                                                                       =========


                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable (Note 5)                                            $  2,000
                                                                       ---------

Long-Term Liabilities                                                         0
                                                                       ---------

  Total Liabilities                                                       2,000
                                                                       ---------

Stockholders' Equity
  Common Stock, $.001 par value; 50,000,000
   shares authorized, 11,000,000 shares issued
   and outstanding (Note 6)                                              11,000
  Paid-in Capital (Note 7)                                               11,400
  Accumulated deficit during the development stage                       (9,633)
                                                                       ---------

  Total Stockholders' Equity                                             12,767
                                                                       ---------

   TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                          $ 14,767
                                                                       =========

                 The auditor's report and accompanying notes are
                  an integral part of the financial statements

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                    For the Year ended December 31, 1999 and
        the period from Inception February 27, 1997 to December 31, 1999


                                                                      Inception
                                                      Year           Feb.27,1997
                                                      Ended              to
                                                   Dec.31,1999       Dec.31,1999
                                                   -----------       -----------
REVENUE                                            $        0        $        0
                                                   -----------       -----------

COSTS AND OPERATING EXPENSES                            2,000             3,400
                                                   -----------       -----------

INCOME (LOSS) FROM OPERATIONS                          (2,000)           (3,400)

OTHER INCOME (EXPENSES):
  Amortization                                         (2,200)           (6,233)
                                                   -----------       -----------

NET LOSS BEFORE INCOME TAXES                           (4,200)           (9,633)

PROVISION FOR INCOME TAXES                                  0                 0
                                                   -----------       -----------

NET LOSS                                               (4,200)           (9,633)

ACCUMULATED DEFICIT DURING THE
 DEVELOPMENT STAGE
  BEGINNING OF PERIOD                                  (5,433)                0
                                                   -----------       -----------

  ENDING OF PERIOD                                 $   (9,633)       $   (9,633)
                                                   ===========       ===========

                 The auditor's report and accompanying notes are
                  an integral part of the financial statements


                                       PONDEROSA PARTNERS, INC.
                                     (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENT OF STOCKHOLDERS' EQUITY
                            For the Period from Inception February 27, 1997
                                         to December 31, 1999


                                                 Common     Paid-in    Accumulated
                                   Shares        Stock      Capital    Deficit       Total
                                   ----------------------------------------------------------
Balance at Inception
 February 27, 1997                          0    $     0    $     0    $     0       $     0

Issuance shares for Incorp-
 orated costs                      11,000,000     11,000                              11,000

Net Loss during the Period                                              (1,833)       (1,833)
                                   ----------------------------------------------------------

Balance at Dec. 31, 1997           11,000,000    $11,000    $     0    $(1,833)      $ 9,167

Net Loss during the period                                              (3,600)       (3,600)
                                   ----------------------------------------------------------

Balance at Dec. 31, 1998           11,000,000    $11,000    $     0    $(5,433)      $ 5,567

Paid-in Capital for
 Accounts Payable                                             1,400                    1,400

Paid-in Capital for Website                                  10,000                   10,000

Net Loss during the period                                              (4,200)       (4,200)
                                   ----------------------------------------------------------

Balance at Dec. 31, 1999           11,000,000    $11,000    $11,400    $(9,633)      $12,767
                                   ==========================================================

                 The auditor's report and accompanying notes are
                  an integral part of the financial statements

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                    For the Year ended December 31, 1999 and
        the period from Inception February 27, 1997 to December 31, 1999


                                                                      Inception
                                                         Year        Feb.27,1997
                                                         Ended           to
                                                      Dec.31,1999    Dec.31,1999
                                                      -----------    -----------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net Loss                                             $   (4,200)    $   (9,633)

 Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Amortization                                            2,200          6,233
   Increase in Accounts Payable                              600          2,000
                                                      -----------    -----------

 Net cash (used) by operating activities                  (1,400)        (1,400)
                                                      -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES                            0              0
                                                      -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES
 Increase in Paid-in Capital                               1,400          1,400
                                                      -----------    -----------

 Net cash provided from Financing Activities               1,400          1,400
                                                      -----------    -----------

NET INCREASE IN CASH                                           0              0

CASH AT BEGINNING OF PERIOD                                    0              0
                                                      -----------    -----------

CASH AT END OF PERIOD                                 $        0     $        0
                                                      ===========    ===========

SUPPLEMENTAL DISCLOSURE:
 Interest paid                                        $        0     $        0
                                                      ===========    ===========

 Taxes paid                                           $        0     $        0
                                                      ===========    ===========


SUPPLEMENTAL SCHEDULE FOR NONCASH INVESTING AND FINANCING ACTIVITIES:

         Issuance of common stock for incorporation costs and services
         rendered                                                    $   11,000
                                                                     ===========

         Paid-in Capital incurred for building a website             $   10,000
                                                                     ===========

                 The auditor's report and accompanying notes are
                  an integral part of the financial statements

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 For the Period from Inception February 27, 1997
                              to December 31, 1999


NOTE 1 - GENERAL

Ponderosa Partners, Inc., (the "Company") was incorporated under the laws of the state of Nevada on February 27, 1997. The Company is authorized to do any legal business activity as controlled by Nevada Law. The Company elected fiscal year ended December 31st.

The Company has not commenced planned principle operations since the inception of incorporation, and is considered a development stage company as defined under Financial Accounting Standards Board Statement No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

Use of Estimate

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company did not conduct any business operations since inception, and consequently, has not generated any operating revenue. The Company is building an Internet web portal designed for facilitating e-commerce by selling excess inventory products.

Fixed Assets

As of December 31, 1999, the Company does not maintain or control any fixed assets.

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 For the Period from Inception February 27, 1997
                              to December 31, 1999


NOTE 2 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

Statements of Cash Flows

The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 1999, there were no cash equivalents.


NOTE 3 - ORGANIZATIONAL COSTS

The Company elects to capitalize and amortize its organizational costs over a sixty month period using the straight line method.

Amortization expense for the year ended December 31, 1999, and for the period from inception February 27, 1997 to December 31, 1999, was $2,200 and $6,233, respectively.


NOTE 4 - WEBSITE

The Company elects to capitalize the costs incurred for developing a website. Amortization of the website will not be charged to the operations until the planned operations commenced.


NOTE 5 - ACCOUNTS PAYABLE

As of December 31, 1999, accounts payable included an audit fee of $2,000.

                            PONDEROSA PARTNERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 For the Period from Inception February 27, 1997
                              to December 31, 1999


NOTE 6 - COMMON STOCKS TRANSACTIONS

The Company issued 11,000,000 shares of common stock at par for its incorporation fees and services rendered by the Directors to the Company. These costs were included as Organizational costs (See Note 3).


NOTE 7 - PAID-IN CAPITAL

In 1999, a stockholder assumed the Company's accounts payable of $1,400. The contribution was credited to paid-in capital. Also, the shareholder provided a working capital of $10,000 to the Company to develop the website.


NOTE 8 - INCOME TAXES

No provision for income taxes was provided in the accompanying statement of operations. As of December 31, 1999, the Company had approximately $9,633 net operating loss carryforward to reduce future taxable income. To the extent not utilized, the NOL carryforward will begin to expire in 2012.

However, the Company did not file any income tax return since inception, and it is not tax compliance.


NOTE 9 - YEAR 2000

The year 2000 issue concerns the ability of data sensitive software to properly recognize the year 2000 in calculating and processing computer system information. The Company has no hardware or software. The Company is silent as to this issue.

(b)  Index to Exhibits.
-----------------------

         Copies of the following documents are filed with this Registration Statement on Form 10-SB as exhibits:

INDEX TO EXHIBITS                                               Page
-----------------                                               ----

3.1            Corporate Charter                                E-1
               (Charter document)

3.2            Articles of Incorporation                        E-2 through E-7

3.3            Bylaws                                           E-8 through E-16
               (Instrument defining the rights of
               Security holders)

11             Statement of Computation of Per Share Earnings*


24             Power of Attorney                                E-17


27             Financial Data Schedule


*included in financial statements

                                   SIGNATURES

         In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Ponderosa Partners, Inc. has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on January 13, 2000.

                                          Ponderosa Partners, Inc.,
                                          a Nevada corporation

                                          By: /s/ Scott Fite
                                             ---------------------------
                                             Scott Fite
                                             Its: President

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints and hereby authorizes Scott Fite with the full power of substitution, as attorney-in-fact, to sign in such person's behalf, individually and in each capacity stated below, and to file any amendments, including post-effective amendments to this Registration Statement.

In accordance with the requirements of the Securities Exchange Act of 1934, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

PONDEROSA PARTNERS, INC.

____________________________                         January 13, 2000
President and Director

____________________________                         January 13, 2000
Secretary, Treasurer and Director

                                       33